Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

July 25, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: J. Nolan McWilliams

                Attorney-Advisor

Re:	Tsakos Energy Navigation Limited
Registration Statement on Form F-3
Filed June 17, 2014
File No. 333-196839

Dear Mr. McWilliams,

Thank you for your letter of July 11, 2014 and for your comments relating to the Registration Statement on Form F-3 (the “Registration Statement”) of our client, Tsakos Energy Navigation Limited (the “Company”), which was filed on June 17, 2014. We have been requested by the Company to submit its response to your letter. Please find below your comments and the Company’s response (in bold) to each.

Registration Statement Cover Page

1.	Refer to footnote (5) to the Calculation of Registration Fee table. Please explain the reference to Rule 416(c), which applies to registration statements on Form S-8. Alternatively, clarify what subsection of Rule 416 you are relying on, and track the language of that subsection.

The Company has revised footnote (5) to the Calculation of Registration Fee table in the Registration Statement to refer to Rule 416(a) and track the language thereof.

Prospectus Summary, page 4

2.	We note your disclosure on pages 11 and 90 of your Annual Report on Form 20-F for the fiscal year ended December 31, 2013 and in exhibit 99.1 to the Form 6-K filed June 13, 2014 that you were not in compliance with certain financial covenants contained in your loan and credit facility agreements at December 31, 2013 and March 31, 2014. Please quantify each financial covenant and disclose the actual ratio as of the most recent measurement date for each financial covenant for which you are noncompliant or have received waivers.

United States Securities and Exchange Commission

July 25, 2014

The Company has revised the disclosure on page 5 of the Prospectus Summary section of the Registration Statement to disclose the financial covenants under which it was noncompliant or had received waivers as of March 31, 2014.

Description of Securities We May Offer, page 9

3.	We note that you contemplate offering warrants and purchase contracts which may consist of securities of third parties. Please explain to us what plans you have for issuing these warrants and purchase contracts and provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering. Additionally, to the extent that you offer warrants and purchase contracts consisting of securities of third parties, please have counsel revise its legality opinion to address the legality of each component of the warrants or purchase contracts. Alternatively, please remove any language regarding the offering of warrants or purchase contracts consisting of securities of third parties.

The Company has revised the disclosure on pages 15 and 19 of the Registration Statement to delete the language regarding the offering of warrants or purchase contracts consisting of securities of third parties.

Exhibit 5.1

4.	Refer to opinion 3 on page 4. To the extent preferred shares purchase rights have already been issued, please have counsel revise this opinion to clarify that those preferred share purchase rights are valid and binding obligations of the Company.

The Company supplementally advises the Staff that the preferred share purchase rights are created under, and governed by, New York law. The opinion of Morgan, Lewis & Bockius LLP filed as Exhibit 5.2 states that “the [preferred share purchase rights] attributable to the Resale Shares constitute valid and binding obligations of the Company entitled to the benefits of the Rights Agreement.” The Company further advises the Staff that opinion paragraph 6 of the opinion of Conyers Dill & Pearman Limited filed as Exhibit 5.1 states that “the issuance of the Preferred Share Purchase Rights was duly authorized by the Board of Directors on September 28, 2005 pursuant to the Resolutions.” Accordingly, the Company respectfully submits that the opinion requested by the Staff is in opinion paragraph (b)(ii) of the opinion letter of Morgan, Lewis & Bockius LLP.

Please contact the undersigned at (212) 309-6050 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Stephen P. Farrell